Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 21, 2026	Investors Contact: John M. Bower, 612-623-6770 Media Contact: Kirstie L. Foster, 612-623-6249 Kirstie_L_Foster@graco.com

Graco Reports Record Third Quarter Sales
Growth in All Segments and Regions
MINNEAPOLIS (October 21, 2026) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 25, 2026 and also announces technology partnership with ABB for data centers.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 25, 2026	Sep 26, 2025	% Change	Sep 25, 2026	Sep 26, 2025	% Change
Net Sales	$586.4	$543.4	8%	$1,717.1	$1,643.4	4%
Operating Earnings	148.1	164.7	(10)%	461.0	466.2	(1)%
Net Earnings	121.6	137.6	(12)%	385.0	389.4	(1)%
Diluted Net Earnings per Common Share	$0.75	$0.82	(9)%	$2.32	$2.30	1%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$160.9	$158.7	1%	$490.2	$474.5	3%
Net Earnings, adjusted	$131.3	$129.1	2%	$400.6	$387.2	3%
Diluted Net Earnings per Common Share, adjusted	$0.81	$0.77	5%	$2.42	$2.28	6%
(1) The adjusted measures of operating earnings, net earnings and diluted net earnings per common share reflect the Company's updated non-GAAP methodology introduced in the second quarter of 2026. See Financial Results Adjusted for Comparability below for additional information.

•Net sales for the third quarter increased by 8 percent, with 4 percentage points of organic sales growth and 4 percentage points of sales growth from acquired operations.
•Operating earnings decreased 10 percent for the third quarter, primarily due to a non-cash gain of $14 million from the reduction in fair value of acquisition-related contingent consideration in the prior year that did not repeat. Adjusted operating earnings increased 1 percent as price realization offset higher product costs in the quarter.
•Diluted net earnings per share decreased 9 percent for the third quarter. Adjusted diluted net earnings per share increased 5 percent due to higher adjusted operating earnings and the impact of share repurchases. The Company repurchased $132 million of shares in the third quarter and repurchased $463 million of shares for the year to date.
•Graco entered into a license agreement with ABB expanding our patented Transverse Flux Motor technology into data center cooling towers, heat rejection systems and related thermal management applications.

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“Graco delivered a solid quarter, with broad-based performance across our businesses and geographies. Growth in professional paint, powder finishing and semiconductor applications, together with contributions from recent acquisitions, demonstrates the diversity of our portfolio and the strength of our market positions,” said Mark Sheahan, President and Chief Executive Officer. “We are pleased with the consistency of our execution and remain focused on building on that momentum. We were encouraged that incoming organic orders increased 7% in the quarter and 4% for the year-to-date, with all three segments contributing to year-to-date order growth.”

“While end market conditions remain mixed, we have confidence in the position of our businesses and the opportunities ahead. We continue to invest in innovation and expand into attractive growth markets as evidenced by our recently announced agreement with ABB to bring our differentiated motor technology to data centers. We remain focused on executing our strategy and delivering sustainable long-term growth and shareholder value. We expect fourth quarter revenue in the range of $610 million to $640 million.”

Consolidated and Segment Results

For a discussion of the Company's consolidated and segment results for the third quarter and year to date ended September 25, 2026, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in its most recent Quarterly Report on Form 10-Q dated October 21, 2026.

Financial Results Adjusted for Comparability

Beginning in the second quarter of 2026, the Company updated its non-GAAP adjusted measurements to exclude acquisition costs and amortization of acquired intangible assets. The Company excludes acquisition costs and amortization of acquired intangible assets to provide a consistent comparison of operating results across reporting periods. While the Company has a history of acquisition activity, the Company's acquisitions do not occur on a predictable cycle, and transactions vary in complexity, timing, size and nature. Acquisition costs include third-party legal, valuation, consulting and other incremental costs incurred in connection with acquisition activities as well as purchase accounting adjustments. Management uses these adjusted measures to evaluate operating performance and, for acquisition costs, in determining incentive compensation. These excluded items to the non-GAAP adjusted measurements provide supplemental information useful in evaluating the Company's underlying operating performance. Prior-period amounts have been recast to conform to the current presentation.

Excluding the impact of acquisition costs, amortization of acquired intangible assets, the related income tax effects of these items and excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of operating earnings, earnings before income taxes, income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

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	Three Months Ended		Nine Months Ended
	Sep 25, 2026	Sep 26, 2025	Sep 25, 2026	Sep 26, 2025
Operating earnings, as reported	$148.1	$164.7	$461.0	$466.2
Acquisition costs	5.8	1.0	8.9	2.0
Amortization of acquired intangible assets	7.0	7.1	20.3	20.4
Contingent consideration	—	(14.1)	—	(14.1)
Operating earnings, adjusted	$160.9	$158.7	$490.2	$474.5

Earnings before income taxes, as reported	$152.4	$168.5	$473.9	$478.1
Acquisition costs	5.8	1.0	8.9	2.0
Amortization of acquired intangible assets	7.0	7.1	20.3	20.4
Contingent consideration	—	(14.1)	—	(14.1)
Earnings before income taxes, adjusted	$165.2	$162.5	$503.1	$486.4

Income taxes, as reported	$30.8	$30.8	$88.9	$88.8
Tax impact of acquisition costs	1.3	0.2	1.9	0.4
Tax impact of amortization of acquired intangible assets	1.7	1.6	4.9	5.0
Excess tax benefit from option exercises	0.1	0.7	6.8	5.1
Income taxes, adjusted	$33.9	$33.3	$102.5	$99.3

Effective income tax rate
As reported	20.2%	18.3%	18.8%	18.6%
Adjusted	20.5%	20.6%	20.4%	20.4%

Net Earnings, as reported	$121.6	$137.6	$385.0	$389.4
Acquisition costs, net of tax	4.5	0.8	7.0	1.6
Amortization of acquired intangible assets, net of tax	5.3	5.5	15.4	15.4
Contingent consideration	—	(14.1)	—	(14.1)
Excess tax benefit from option exercises	(0.1)	(0.7)	(6.8)	(5.1)
Net Earnings, adjusted	$131.3	$129.1	$400.6	$387.2

Weighted Average Diluted Shares	163.0	168.6	165.7	169.6
Diluted Earnings per Share
As reported	$0.75	$0.82	$2.32	$2.30
Adjusted	$0.81	$0.77	$2.42	$2.28

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2025 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but

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various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial, industrial and construction activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; inflationary cost pressures and our ability to raise prices without decreasing demand for our products; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence and other emerging technologies; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2025 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2025 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 22, 2026, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 25, 2026	Sep 26, 2025	Sep 25, 2026	Sep 26, 2025
Net Sales	$586,385	$543,358	$1,717,081	$1,643,448
Cost of products sold	290,162	254,133	823,273	776,960
Gross Profit	296,223	289,225	893,808	866,488
Product development	20,590	20,251	60,389	60,357
Selling, marketing and distribution	71,497	68,019	210,079	203,567
General and administrative	56,019	50,295	162,354	150,407
Contingent consideration	—	(14,061)	—	(14,061)
Operating Earnings	148,117	164,721	460,986	466,218
Interest expense	793	711	2,464	2,079
Other income, net	(5,062)	(4,450)	(15,407)	(14,003)
Earnings Before Income Taxes	152,386	168,460	473,929	478,142
Income taxes	30,825	30,832	88,935	88,790
Net Earnings	$121,561	$137,628	$384,994	$389,352
Net Earnings per Common Share
Basic	$0.75	$0.83	$2.36	$2.34
Diluted	$0.75	$0.82	$2.32	$2.30
Weighted Average Number of Shares
Basic	161,075	165,733	163,473	166,693
Diluted	163,021	168,623	165,693	169,589

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 25, 2026	Sep 26, 2025	Sep 25, 2026	Sep 26, 2025
Net Sales
Contractor	$276,032	$262,428	$835,436	$806,419
Industrial	264,623	238,591	754,272	712,521
Expansion Markets	45,730	42,339	127,373	124,508
Total	$586,385	$543,358	$1,717,081	$1,643,448
Operating Earnings
Contractor	$71,237	$67,873	$224,633	$205,292
Industrial	74,452	80,733	234,605	242,700
Expansion Markets	10,942	10,389	30,072	29,283
Unallocated corporate (expense)	(8,514)	(8,335)	(28,324)	(25,118)
Contingent consideration	—	14,061	—	14,061
Total	$148,117	$164,721	$460,986	$466,218